BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 20, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Atten: Greg Dundes, Counsel

Re:	Anvia Holdings Corporation (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 6, 2018
File No. 333-226623

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No.1). The Amendment No.1 has been revised in accordance with oral comments received from Mr. Greg Dundes, Attorney (“Mr. Dundes”). In addition to Mr. Dundes comment we have updated the financials and updated those items and dates that were appropriate.

Oral Comment

Regarding the Acquisition of Global Institute of Vocational Education Pty Ltd.(“GIVE”)

1. In accordance with your comment regarding the materiality of the acquisition of GIVE, we have included in the Amendment No. 1 the financial statements for the six month period ended June 30, 2018, as filed with the Registrant’s Form 10-Q filed with the commission on August 28, 2018. These financial statements include the financial information for GIVE.

We believe that we have responded to all your oral comments, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. A. Kasa, CEO